December 6, 2018




Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603


Re:    Guggenheim Defined Portfolios, Series 1842
       File Nos. 333-228266 and 811-03763

Dear Mr. Fess:

        On November 8, 2018, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 1842 (the "Fund"), consisting of a unit investment trust, Kensho Space
Portfolio, Series 1 (the "trust"). On November 9, 2018, you filed pre-effective amendment 1 to the registration statement. We have reviewed the amended registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the amended registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the amended registration statement.

PROSPECTUS

Investment Summary -- Principal Investment Strategy

1. This section states that the trust invests at least 80% of the value of its assets in equity securities of companies focused on space-related activities. Please revise this section to state how the trust will determine whether a company is "focused on space-related activities," e.g., the company will derive at least 50% of its revenue or profits from, or devote at least 50% of its assets to, the space sector. Disclosure later in the Investment Summary states that the Index selects "companies focused on space-related activities" based on the prominence of space-related disclosure. Please explain to us how the location, frequency, and context of space-related disclosures are weighted in the Index's security selection process. Additionally, please explain to us how the selection methodology cannot result in the Index including companies that have little revenue or asset exposure to space-related activities, but more space-related disclosure than other companies that also have little revenue or asset exposure to space-related activities.
 Eric F. Fess, Esq.
December 6, 2018
Page 2


2. This section also states that the trust may invest in U.S.-listed foreign securities and
ADRs. If the trust's foreign securities and ADRs will include emerging market issues, please add disclosure to that effect in this section, and provide corresponding risks.

Investment Summary -- Security Selection

3. Please disclose how the Index eliminates any outliers that may be chosen by the Index methodology, i.e., companies selected by the Index methodology where space-related activities are not a principal component of their business strategy.

4. This section also states that "core" companies are those for which "products and services related to space-related activities are a principal component of their business strategy." Since
"non-core" companies are, therefore, those for which products and services related to space-related activities are not a principal component of their business strategy, please explain to us if non-core companies will be included in the trust's policy to invest "at least 80% of the value of its assets in equity securities of companies focused on space-related activities." (Emphasis added.) Also, disclose how many of the companies in the Index will be held by the trust and how they will be weighted. We may have additional comments based on your response.

5. As currently stated, part 6 of this section will likely be confusing to investors. Please revise this disclosure in plain English. See Rule 421(d) under the Securities Act of 1933 (the
"Securities Act").

Investment Summary -- Fees and Expenses

6. Footnote (3) to the fee table states that the creation and development fee "is $0.050 per unit and is paid to the sponsor at the close of the initial offering period." Please also disclose in this footnote whether shareholders who invest after the close of the initial offering period will be required to pay the creation and development fee.

GENERAL COMMENTS

7. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your amended registration statement.

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.
 Eric F. Fess, Esq.
December 6, 2018
Page 3


                                        *******

        In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.



Sincerely,

                                                                         /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel




cc:    Michael J. Spratt
       Michael J. Shaffer